UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*

L&F Acquisition Corp.
(Name of Issuer)
Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)
G53702109
(CUSIP Number)

Daniel Friedman
General Counsel
Corbin Capital Partners, L.P.
590 Madison Avenue, 31st Floor
New York, New York 10022
(212) 634-7373
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 4, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G53702109	Page 2

1	NAMES OF REPORTING PERSONS
Corbin Opportunity Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
495,000(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
495,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
495,000(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.4%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
The Schedule 13G and Amendment No. 1 to Schedule 13G filed by the Reporting Persons on November 30, 2020, and December 14, 2021 stated that Corbin Opportunity Fund, L.P. and Corbin ERISA Opportunity Fund, Ltd. beneficially owned 990,000 and 495,000 Class A Ordinary Shares, respectively.  Due to an inadvertent transposition error, those amounts should have been reversed.

CUSIP No. G53702109	Page 3

1	NAMES OF REPORTING PERSONS
Corbin ERISA Opportunity Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
990,000(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
990,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
990,000(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The Schedule 13G and Amendment No. 1 to Schedule 13G filed by the Reporting Persons on November 30, 2020, and December 14, 2021 stated that Corbin Opportunity Fund, L.P. and Corbin ERISA Opportunity Fund, Ltd. beneficially owned 990,000 and 495,000 Class A Ordinary Shares, respectively.  Due to an inadvertent transposition error, those amounts should have been reversed.

CUSIP No. G53702109	Page 4

1	NAMES OF REPORTING PERSONS
Corbin Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,485,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,485,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,485,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

CUSIP No. G53702109	Page 5

1	NAMES OF REPORTING PERSONS
Corbin Capital Partners GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,485,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,485,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,485,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A Ordinary Shares, par value $0.0001 per share (the “Class A Ordinary Shares”), of L&F Acquisition Corp., a Cayman Islands corporation (the “Issuer”) and serves as an amendment to the Amendment No. 1 to Schedule 13G filed by the reporting persons on December 14, 2021 (together with the original Schedule 13G filed by the reporting persons on November 30, 2020, the “Statement on Schedule 13G”).  The Issuer’s principal executives offices are located at 150 North Riverside Plaza, Suite 5200, Chicago, Illinois 60606.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) − (c) This Schedule 13D is being filed on behalf of: (i) Corbin Opportunity Fund, L.P., a Delaware limited partnership (“COF”); (ii) Corbin ERISA Opportunity Fund, Ltd., a Cayman Islands exempted company (“CEOF”); (iii) Corbin Capital Partners GP, LLC, a Delaware limited liability company (“Corbin GP”); and (iv) Corbin Capital Partners, L.P., a Delaware limited partnership (“CCP” and, together with COF, CEOF, and Corbin GP, the “Reporting Persons”). Corbin GP is the general partner of CCP, which serves as investment advisor to COF and CEOF (the “Funds”).  The Funds directly hold the Issuer’s Class A Ordinary Shares. The address of each of the Reporting Persons’ principal business is 590 Madison Avenue, 31st Floor, New York, New York 10022. The principal business of each of the Reporting Persons is multi-strategy and opportunistic credit investing.

Set forth in Annex A attached hereto and incorporated herein by reference is a list of the persons required to be identified in respect of the Reporting Persons pursuant to General Instruction C to Schedule 13D (collectively, the “Covered Persons”), and the business address and present principal occupation of each of the Covered Persons.

(d) To the best of the Reporting Persons’ knowledge, during the last five years, none of the Reporting Persons or Covered Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) To the best of the Reporting Persons’ knowledge, during the last five years, none of the Reporting Persons or Covered Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Unless otherwise specified in Annex A, each of the Covered Persons is a United States citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As reflected on the Statement on Schedule 13G and as of the date of filing this Schedule 13D, the Reporting Persons beneficially owned an aggregate of 1,485,000 of the Issuer’s Class A Ordinary Shares (the “Subject Shares”) as a result of holding an aggregate of 1,485,000 of the Issuer’s Units.  Each Unit consists of one Class A Ordinary Share and one-half of one warrant.  Each whole warrant entitles the holder to purchase one Class A Ordinary Share. The Issuer’s warrants will become exercisable on the later of 30 days after the completion of the Issuer’s initial business combination and 12 months from the closing of the Issuer’s initial public offering.  The Subject Shares were acquired by or on behalf of the Funds using investment capital which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.  The aggregate consideration paid for the Units purchased by the Reporting Persons was approximately $14,850,000.

ITEM 4.	PURPOSE OF TRANSACTION.

As reflected on the Statement on Schedule 13G, the Reporting Persons originally acquired, and continue to hold, the Subject Shares for investment purposes.  On May 4, 2022, the Issuer held a vote on whether to approve an extension of the date by which the Issuer has to consummate a business combination from May 23, 2022 to August 24, 2022 (the “Extension Amendment Proposal”).  In connection with the vote on the Extension Amendment Proposal, holders of 13,824,311 Class A Ordinary Shares exercised their right to redeem their Class A Ordinary Shares for cash.  Solely as a result of these redemptions, and without having acquired beneficial ownership over any additional Class A Ordinary Shares since the filing of the Statement on Schedule 13G, each of COF, CCP and Corbin GP became the beneficial owner of more than 20% of the Issuer’s outstanding Class A Ordinary Shares.

Pursuant to a separate amended and restated operating agreement effective as of November 16, 2020 (the “Sponsor Operating Agreement”), each of COF and CEOF separately hold units in, and are non-voting members of, JAR Sponsor LLC (the “Sponsor”), the sponsor of the Issuer.  Pursuant to the Sponsor Operating Agreement, the holders of units in the Sponsor (the “Unitholders”), including COF and CEOF, have agreed that, upon a distribution of proceeds from the Sponsor, and to the extent applicable at the time of such distribution, each such Unitholder shall enter into a written agreement agreeing to be bound by the restrictions set forth in any agreements entered into by the Sponsor in connection with the Issuer’s initial business combination providing for a lockup on transfer of securities of the Issuer held by the Sponsor, prior to receipt of any Sponsor proceeds distributable under the Sponsor Operating Agreement.  Under the Sponsor Operating Agreement, the voting members in the Sponsor will cause a distribution to be made as promptly as practicable giving effect to any contractual restrictions and, in any event, within thirty (30) days following the date on the earliest of: (A)(1) one year after the completion of the Issuer’s initial business combination, (2) the date beginning not sooner than 150 days after the closing of the Issuer’s initial business combination after which the closing price of the Issuer’s Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 trading-day period or (3) the date following the completion of the Issuer’s initial business combination on which the Issuer completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their Class A Ordinary Shares for cash, securities or other property, or (B) such later date as may be set forth in any other agreement between such person and the Issuer or the Sponsor.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors and subject to compliance with applicable securities laws and CCP’s policies and procedures, as well as to the obligations described herein, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. While the Reporting Persons have no other plans and have made no other proposals concerning the control of the Issuer, they reserve the right to change their intentions and to take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer and the Issuer’s management (including the Issuer’s external manager and/or its affiliate) and board of directors, other investors in or creditors of the Issuer and other interested parties.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) − (b) The information in items 7 through 11 and 13 on the cover pages of this Schedule 13D is hereby incorporated by reference. This disclosure assumes that there are 3,425,689 Class A Ordinary Shares outstanding as of May 4, 2022, which figure is based on the Issuer’s Proxy Statement filed on Schedule 14A with the Commission on April 12, 2022 (indicating that there were 17,250,000 Class A Ordinary Shares issued and outstanding as of April 4, 2022) and the Issuer’s Form 8-K filed with the Commission on May 4, 2022 (indicating that holders of 13,824,311 Class A Ordinary Shares exercised their right to redeem their Class A Ordinary Shares for cash in connection with the May 4, 2022 vote to approve the extension of the date by which the Issuer has to consummate a business combination from May 23, 2022 to August 24, 2022).

(c) None of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the Covered Persons has effected any transaction in the Common Stock during the past 60 days.

(d) To the best of the Reporting Persons’ knowledge, no person other than the Reporting Persons has the right to receive or power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock described herein, except for such rights and powers as the investors in the Funds shall possess.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference into this Item 6, and the descriptions herein of the Common Equity Subscription Agreement, the Convertible Notes Subscription Agreement, and the Assignment Agreement are qualified in their entirety by reference to the full text of such agreements, copies of which are filed as exhibits hereto. Except where otherwise defined, capitalized terms in this Item 6 shall have the meanings ascribed to them in the Form 8-K filed by the Issuer with the SEC on December 20, 2021.

Except as described in Item 4 and this Item 6, and as set forth in the exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 and any person with respect to the securities of the Issuer, including, without limitation, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.
Common Equity Subscription Agreement

Concurrently with the December 17, 2021 execution of the Business Combination Agreement, each of COF and CEOF separately entered into a subscription agreement with the Issuer (each a “Common Equity Subscription Agreement” and together, the “Common Equity Subscription Agreements”).  Pursuant to the Common Equity Subscription Agreements, COF and CEOF separately agreed to subscribe for and purchase, and the Issuer agreed to issue and sell to COF and CEOF, on the Closing Date (as defined in the Business Combination Agreement), 250,000 and 500,000 shares of the Issuer’s Common Stock, respectively, in exchange for an aggregate purchase price of $2,500,000 and 5,000,000, respectively (the “Common Equity PIPE Financing”).

The closing of the Common Equity PIPE Financing is contingent upon, among other things, the substantially concurrent consummation of the Business Combination. The Common Equity Subscription Agreements provide that the Issuer will grant the investors in the Common Equity PIPE Financing, including COF and CEOF, certain customary registration rights.

The Common Equity Subscription Agreement separately provides that none of the investor nor its controlled affiliates or any person or entity acting on behalf of the investor or pursuant to the direction of the investor will (i) engage in any transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or similar instrument, including without limitation equity repurchase agreements and securities lending arrangements, however described or defined) that has, or is designed or intended to have, or that could reasonably be expected to lead to or result in a sale, loan, pledge or other disposition or transfer by any person (whether the investor or any other person) that is reasonably expected to have, the same economic effect, on a net basis, to any such person as a “short sale” (as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act) by such person of any economic consequences of ownership (excluding, for the avoidance of doubt, any consequences resulting solely from foreign exchange fluctuations), in whole or in part, directly or indirectly, physically or synthetically, of any Shares or any securities of the Issuer, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of securities of the Issuer, in cash or otherwise, or (ii) publicly disclose the intention to undertake any of the foregoing; provided, however, for the avoidance of doubt, that such prohibitions shall not apply to long sales (including sales of securities held by the investor, its controlled affiliates or any person or entity acting on behalf of, or at the direction of, the investor, or any of its controlled affiliates prior to the date of the Common Equity Subscription Agreement or securities purchased by the investor, its controlled affiliates or any person or entity acting on behalf of, or at the direction of, the investor, in the open market after the date hereof or the hedging of any such securities).

The foregoing description of the Common Equity Subscription Agreements and the Common Equity PIPE Financing is subject to and qualified in its entirety by reference to the full text of the form of Common Equity Subscription Agreement, a copy of which is attached as Exhibit 99.2 hereto and the terms of which are incorporated herein by reference.

Convertible Notes Subscription Agreement

In connection with the December 17, 2021 signing of the Business Combination Agreement, each of COF and CEOF separately entered into a convertible note subscription agreement with the Issuer (each a “Convertible Note Subscription Agreement” and together, the “Convertible Note Subscription Agreements”) in respect of $7,500,000 and 15,000,000 aggregate principal amount of unsecured convertible notes due in 2025 (the “Notes”), respectively, to be issued in connection with the closing of the Business Combination (the “Convertible Notes Financing”). The principal terms of the Notes are set forth in the form of indenture attached as an exhibit to the Convertible Note Subscription Agreements, which indenture shall be entered into by the Issuer, the guarantors party thereto and the indenture trustee (the “Indenture”), and the form of global note attached thereto. The Notes will bear interest at a rate of 7.00% per annum, payable quarterly in cash; provided, that the Issuer may elect to pay interest in kind at 8.75% per annum, and the Notes will be convertible at an initial conversion price of $11.50, subject to customary anti-dilution adjustments, including with respect to stock-splits and stock dividends, dividends and other distributions, above-market tender offers, below-market rights offerings and spin-offs (the “Conversion Price”), and shall mature on the date that is three years following the closing of the Convertible Notes Financing.

The post-Business Combination company may, at its election, force conversion of the Notes after the first anniversary of the issuance of the Notes (the “Conversion Trigger Date”), subject to a holder’s prior right to convert, if the volume-weighted average trading price of the post-Business Combination company’s common stock (x) for the first year after the Conversion Trigger Date, is greater than or equal to 150% of the conversion price for more than 20 trading days during a period of 30 consecutive trading days and (y) for the second year after the Conversion Trigger Date, is greater than or equal to 130% of the conversion price for more than 20 trading days during a period of 30 consecutive trading days.

Each holder of a Note will have the right to cause the post-Business Combination company to repurchase for cash all or a portion of the Notes held by such holder at any time upon the occurrence of a “fundamental change”, a customary definition provided in the Indenture (a “Fundamental Change”), at a price equal to par plus accrued and unpaid interest.  In the event of a conversion in connection with a Fundamental Change, the Conversion Price will be adjusted by a usual and customary Fundamental Change “make-whole table” to be agreed in the Indenture.

The Indenture will include restrictive covenants that, among other things, will limit the ability of the post-Business Combination company to incur senior debt in excess of $50,000,000, subject to certain qualifications and exceptions set forth in the Indenture. The Indenture also will include customary events of default.

The closing of the Convertible Notes Financing is contingent upon, among other things, the substantially concurrent consummation of the Business Combination.  The Issuer has agreed to execute a registration rights agreement for the benefit of the Note Investors, including COF and CEOF, providing for customary demand, shelf and piggyback registration rights and otherwise in form and substance acceptable to the Note Investors and the Issuer.

The foregoing description of the Convertible Note Subscription Agreements and the Convertible Notes Financing is subject to and qualified in its entirety by reference to the full text of the form of Convertible Note Subscription Agreement (including the Indenture exhibited thereto), a copy of which is attached as Exhibit 99.3 hereto and the terms of which are incorporated herein by reference.

Assignment Agreement

On March 1, 2022, COF and CEOF entered into an assignment agreement (the “Assignment Agreement”) pursuant to which COF assigned to CEOF all of its rights, title, interest, powers, privileges, liabilities, obligations and remedies under the Common Equity Subscription Agreement and Convertible Notes Subscription Agreement that it entered into with the Issuer, and CEOF thereby assumed all duties, liabilities and obligations under such agreements as if it were a party thereto.  The Issuer consented to the assignment and assumption of these agreements.  The foregoing description of the Assignment Agreement is subject to and qualified in its entirety by reference to the full text of the Assignment Agreement, a copy of which is attached as Exhibit 99.4 hereto and the terms of which are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number	Description

99.1	Joint Filing Agreement, dated May 16, 2022, by and among Corbin Capital Partners GP, LLC, Corbin Capital Partners, L.P., Corbin Opportunity Fund, L.P. and Corbin ERISA Opportunity Fund, Ltd.

99.2	Form of Common Equity Subscription Agreement, dated December 17, 2021 (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer with the SEC on December 20, 2021).

99.3	Form of Convertible Notes Subscription Agreement, dated December 17, 2021 (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on December 20, 2021).

99.4	Form of Assignment Agreement, dated March 1, 2022, by and between Corbin Opportunity Fund, L.P. and Corbin ERISA Opportunity Fund, Ltd.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 16, 2022

Corbin Opportunity Fund, L.P.

By:	Corbin Capital Partners, L.P.
Its:	Investment Advisor

By:	/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel

Corbin ERISA Opportunity Fund, Ltd.

By:	Corbin Capital Partners, L.P.
Its:	Investment Advisor

By:	/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel

Corbin Capital Partners L.P.

By:	/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel

Corbin Capital Partners GP, LLC

By:	/s/ Daniel Friedman
Name: Daniel Friedman
Title: Authorized Signatory

ANNEX A

EXECUTIVE OFFICERS AND DIRECTORS

Corbin Capital Partners GP, LLC is the sole general partner of Corbin Capital Partners, L.P., which is the investment advisor to Corbin Opportunity Fund, L.P. and Corbin ERISA Opportunity Fund, Ltd., each of which hold Class A Ordinary Shares, par value $0.0001 per share of L&F Acquisition Corp. (the “Common Stock”). The names and principal occupations of each of the executive officers and directors of Corbin Capital Partners, L.P. are listed below. The business address of each person is c/o Corbin Capital Partners, L.P., 590 Madison Avenue, 31st Floor, New York, New York 10022.

Name	Principal Occupation
Tracy Stuart	Chief Executive Officer of Corbin Capital Partners, L.P.
Steven Carlino	Chief Financial Officer of Corbin Capital Partners, L.P.
Daniel Friedman	General Counsel of Corbin Capital Partners, L.P.
Craig Bergstrom	Chief Investment Officer of Corbin Capital Partners, L.P.